

KH 3/9

UNITED [obscured] 13030550 SEC
SECURITIES AND EXC[obscured]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CMZ TRADING, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd Suite 826
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan 312-291-0560
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd. Suite 3100	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

KH 3/13

OATH OR AFFIRMATION

I, RACHEL OR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CMZ Trading, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CLASS B MEMBER

Title

Dated 3-1-13

Notary Public



OFFICIAL SEAL
STEVE COHEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/23/16

This report **contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath of Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMZ Trading, LLC

(An Illinois Limited Liability Company)

Financial Statements

And Independent Audit Report

December 31, 2012

CMZ Trading, LLC
(An Illinois Limited Liability Company)
Index
December 31, 2012

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report

To the Members of CMZ Trading, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of CMZ Trading, LLC., which comprise the balance sheet as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMZ Trading, LLC. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II as required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



Robert Cooper & Company CPA PC
February 24, 2013

CMZ Trading, LLC
(An Illinois Limited Liability Company)
Statement of Financial Condition
As of December 31, 2012

Assets		
Cash and cash equivalents	$	80,610
Marketable securities		
Equities at fair value		4,288.021
Options at fair value		71,565,533
Total securities owned at fair value		75,853,554
Accrued CME dividends		78,811
Accrued interest and dividends other		533
Due from clearing firm		19,467,218
CME Stock pledge at market value		2,281,925
Exchange memberships (at costs)		3,731,300
Fixed assets net of depreciation		93,203
Lease deposit		4,394
Preferred stock		10,187
Total assets	$	101,601,735
Liabilities		
Securities sold, not yet purchased at fair value		4,629,524
Short options at fair value		81,232,634
Total positions sold, not yet purchased at fair value		85,862,158
Open trade equity futures		719,481
Payable to broker		872,508
Dividend payable		5,054
Accrued expenses payable		105,917
Total liabilities		87,565,118
Member equity		14,036,617
Total liabilities and members' equity	$	101,601,735

The accompanying notes are an integral part of these financial statements.

CMZ Trading, LLC
(An Illinois Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2012

Revenues		
Trading principal transactions, net of commissions	$	3,941,019
Change in value of pledged stock		-54,309
Interest and dividend income		983,060
Other income		289
Total revenue		4,870,059
Expenses		
Interest expense		556,262
Dividend expense		533,411
Brokerage		55,148
Trading permit fees		628,500
Regulatory and other fees		113,885
Seat lease		11,866
Depreciation		27,273
Trader fees and employee costs		324,727
Occupancy expense		170,225
Technology and information expense		495,610
Payroll and compensation		822,195
Legal and professional		89,409
Guaranteed payments		148,142
Other operating expenses		163,038
Total expenses		4,139,691
Net income from operations	$	730,368

The accompanying notes are an integral part of these financial statements.

CMZ Trading, LLC
(An Illinois Limited Liability Company)
Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

Members' equity at January 1, 2012	$	15,730,249
Capital contributions		2,834,453
Capital withdrawals		(5,258,453)
Net income		730,368
Members' equity at December 31, 2012	$	14,036,617

The accompanying notes are an integral part of these financial statements.

CMZ Trading, LLC
(An Illinois Limited Liability Company)
Statement of Cash Flows
For the period ending December 31, 2012

Cash flows from operating activities:	
Net income	$ 730,368
Depreciation and amortization	27,273
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in marketable securities	33,702,709
Increase in due to/from clearing firm	(9,482,787)
Increase in open trade equity	2,667,823
Increase in securities sold, not yet purchased	(24,968,161)
Increase in accrued receivables	(79,299)
Payable to broker	872,508
Increase in dividend payable	(25,993)
Increase in accrued liabilities	86,814
Net cash used in operating activities	3,531,255
Cash flows from investing activities:	
Purchase of fixed assets	(103,860)
Change in UNR CME Stock	54,310
Purchase of exchange membership	(310,300)
Purchase of CME Stock	(872,508)
Net cash used in investing activities	(1,232,358)
Cash flows from financing activities:	
Capital contribution	2,834,453
Capital withdrawals	(5,258,453)
Net cash provided by financing activities	(2,424,000)
Net decrease in cash and cash equivalents	(125,103)
Cash and cash equivalents, beginning of the year	205,713
Cash and cash equivalents, end of the year	$ 80,610

Interest expense paid $ 556,262

The accompanying notes are an integral part of these financial statements.

NOTE 1 Organization

CMZ Trading, LLC (The "Company") was organized under Limited Liability Company Act of Illinois January 21, 2003. The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States. **CMZ Trading, LLC** is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not affect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

NOTE 2 Significant Accounting Policies

a) The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) In the normal course of business, as part of its trading strategy, the Company enters into transactions in exchange traded futures and broad based indexes, including options thereon. These derivative financial contracts are used to adjust the risk and return of their trading strategy. Proprietary trading of principal transactions together with related revenues and expenses are recorded on trade date.

Upon entering into a futures contract, the Company is required to deposit either cash or securities (initial margin) in an amount equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Company each day. The variation margin payments are generally equal to the daily changes in the contract value and are recorded as unrealized gain or loss. The Company recognizes a realized gain or loss when a futures contract is closed.

c) Revenue Recognition
Derivative financial contracts are valued at fair value. Changes in fair value of these contracts are recorded as unrealized gains or losses in the accompanying statement of income. Realized gains and losses on these derivative financial contracts are recognized when such contracts are closed or expired.

d) *Income Taxes.*
A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis. The Company is subject to a 1.5% Illinois replacement tax.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized measured, present and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there I no tax expense to be recorded by the Company for the year ended December 31, 2012.

e) *Statement of Cash Flows*
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

f) *Depreciation.*
Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software. The Company writes off immediately all computer equipment

FASB Accounting Standard Updates

In January 2010, the FASB issued ASU no. 2010-06, Fair Value Measurements and Disclosures (Top 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 also establishes a roll forward of activities on purchases, sales, issuance, and settlements for the assets and liabilities measure using significant unobservable inputs (level 3 fair value measurements). The Company has adopted ASU 2010-06 effective January 1, 2012. There were no transfers between levels during 2012.

NOTE 3 Clearing Agreements

The Company has a joint back office (JBO) clearing agreement with Goldman Sachs Clearing, LLC The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement the Company has invested 10,187 in a preferred interest in Goldman Sachs Execution and Clearing, LLC. (GSEC) The Company's interest in Goldman Sachs Clearing is reflected as a preferred stock on the balance sheet. Under the rules of the Chicago Board Options Exchange, the Company is required to maintain a minimum net liquidly trading value of $ 1 million in Goldman Sachs Clearing, LLC and is exclusive of the preferred stock value of $10,187.

NOTE 4 Fair Value measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets which are essentially cash and cash equivalents.

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

Assets at Fair Value	Level 1
Securities	$ 4,288,021
Options & Derivatives	71,565,533
Due from broker dealer	19,467,218
CME Stock pledge	2,281,925
Total at Fair Value	$ 97,602,697
Liabilities at Fair Value	**Level 1**
Securities sold, not yet purchased	$ 4,629,524
Options sold, not yet purchased	81,232,634
Open trade equity futures	719,481
Due to broker	872,508
Total at Fair Value	$ 87,454,147

NOTE 5 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2012 the Company had net capital of $ 6,658,722, which was $6,558,722 in excess of its required net capital.

NOTE 6 Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options, and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at specified date at specified price.

Options grant the purchaser for the payment of premium, the right to either purchase from or sell to the writer specified instrument under agreed terms. As writer of options, the Company receives premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold not yet purchased represent obligations of the Company to deliver specified securities and thereby create liability to repurchase the securities in the market at prevailing prices.
These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition.
Risk arises from the potential inability of counterparties to perform under the terms of the contracts, credit risk and from changes in the values of the underlying financial instruments market risk.

The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

7. Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of futures equity options and options on futures. As market maker and liquidity provider in various markets, the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker and the related realized, and unrealized gain or loss associated with these derivatives is recorded on the statement of income. The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under generally accepted accounting principles.

As of December 31, 2012 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

	Asset FMV	Liability FMV
Long options, at fair value	$71,565,533	$ -
Securities sold, not yet purchased at fair value, equity securities	-	4,629,524
Securities sold, not yet purchased at fair value, options		81,232,634
Open trade equity futures	-	719,481

NOTE 8 Due from Broker-Dealers

Receivable from broker-dealers at December 31, 2012 consist of the following:

Broker-dealer	$ 19,467,218

The amount receivable from broker-dealers is collectible cash primarily from trading of stock and stock options. The cash balance receives interest at less than the broker call rate. The Company clears all transactions through another broker dealer pursuant to their clearing agreement. At December 31, 2012, substantially all assets of the Company are deposited with the clearing broker.

NOTE 9 Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily

include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the exchanges who guarantee the transactions . It is the Company's policy to review, as necessary, the credit risk of all trading positions.

NOTE 10 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under FASB ASC 460.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different

Exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 11 Preferred Stock

The Company owns preferred in their broker dealer. The stock is unmarketable and is carried at cost, which is its approximate fair value.

NOTE 12 Subsequent events

Management has evaluated subsequent events through February 24, 2013, the date the financial statements were issued.

NOTE 13 Exchange memberships

The Company owns Memberships with the following exchanges Chicago Board of Trade (CBOT) Commodity Option Membership, Chicago Mercantile Exchange (CME) Index and Option Market membership and Chicago Board Option Exchange. Memberships are carried at cost.

NOTE 14 Pledged stock

Pursuant to the Chicago Mercantile Exchange rule 902 certain assigned Class A shares and memberships are pledged to the Exchange as security for clearing member's obligations. Assigned shares and memberships may be sold by the Exchange in the event of insolvency or a clearing member. The proceeds of such sale will be used to fulfill the obligations of the member.

At December 31, 2012, these securities carried at estimated fair values consist of the following:

CME Group Class A	45,007 Shares pledged to Exchange
Fair value of Stock pledged	$2,281,925

CMZ Trading, LLC
(An Illinois limited liability company)
Computation of Net Capital
Pursuant to uniform Net Capital Rule 15C3-1
December 31, 2012

Members Capital December 31, 2012	$	14,036,084
Less:		
Non allowable assets		-6,121,009
Commodity charges		-92,169
Haircuts		-939,611
Undue concentration		-224,573
Net capital	$	6,658,722
Required net capital		100,000
Excess capital	$	6,558,722
Excess capital @ 1000%	$	6,460,880

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by CMZ Trading, LLC as of December 31, 2012

The accompanying notes are an integral part of these financial statements.

CMZ Trading, LLC
(An Illinois limited liability company)
Computation of Net Capital
Pursuant to uniform Net Capital Rule 15C3-1
December 31, 2012

Computation of Aggregate Indebtedness

Aggregate Indebtedness

Items included in the balance sheet

Accrued liabilities	$ 978,425
	$ 978,425

Ratio: Aggregate Indebtedness To	**14.693885%** **to 1**

The accompanying notes are an integral part of these financial statements.

CMZ Trading, LLC
(An Illinois limited liability company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2012

Schedule II

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: The Company, is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

To the Members:
CMZ Trading , LLC:

In planning and performing our audit of the financial statements and supplemental schedules of CMZ Trading , LLC (the Company), for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the

entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Chicago Board Options Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Robert Cooper and Company CPA's P.C.

February 24 , 2013

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING DECEMBER 31, 2012

To the best of my knowledge and belief, the information contained herein is accurate and complete.



RACHEL OR
CLASS B
MEMBER

Robert Cooper & Company CPA PC
141 w. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail.com

To: The Members:
CMZ Trading, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2012. Which were agreed to by CMZ Trading, LLC and the Securities and Exchange Commission, SIPC and the Chicago Board Options Exchange. Solely to assist you and the other specific parties in evaluating CMZ Trading, LLC compliance with the applicable instructions for the Transitional Assessment Reconciliation (Form SIPC- 7). CMZ Trading, LLC's management is responsible for CMZ Trading, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding other sufficiency of the procedures describe below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 as applicable, with the amount reported in Form SIPC -7 nothing no differences
3. Compared any adjustments reported in For, SIPC 7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting any adjustments noting no differences.
5. Compared the amount of any overpayment applied o the current assessment with the Form SIPC- 7 on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Robert Cooper & Company CPA PC
February 24, 2013

CMZ Trading, LLC
SIPC Calculation
December 31, 2012

General Assessment	$10,286
Less: July 2012 payment made with SIPC 6	
Assess Balance Due	$10,286

Determination of SIPC Net Operating Revenues

Total	
Revenue	4,798,461
Additions:	
Commodity losses	64,819
Total Additions	64,819
Deductions:	
Commodity gains	0
Commissions, floor brokerage	(55,148)
Interest expense	(693,791)
Total Deductions:	(748,939)
SIPC Operating Revenue	4,114,341
General Assessment 0.0025	$10,286